UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

ECARX HOLDINGS INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.000005 per share

(Title of Class of Securities)

G29201 103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29201 103
1	Names of Reporting Persons Trident Trust company (HK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 46,286,735 shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 46,286,735 shares(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,286,735 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.7%
12	Type of Reporting Person CO

Notes:

(1)	Directly held by SHINE LINK VENTURE LIMITED. SHINE LINK VENTURE LIMITED holds and administers shares of the Company for the benefit of employees of the Company pursuant to the Company’s 2019 Share Incentive Plan. SHINE LINK VENTURE LIMITED is wholly owned by J&H Trust and the trust deed in respect of J&H Trust provides that Trident Trust company (HK) Limited, as the trustee, shall be entitled to exercise the voting rights attached to the ordinary shares held by SHINE LINK VENTURE LIMITED. See Item 4.

CUSIP No. G29201 103
1	Names of Reporting Persons SHINE LINK VENTURE LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 46,286,735 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 46,286,735 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,286,735 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.7%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

ECARX Holdings Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People’s Republic of China

Item 2(a).	Name of Person Filing:

Trident Trust company (HK) Limited; and
SHINE LINK VENTURE LIMITED.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

For Trident Trust company (HK) Limited:

14th Floor, Golden Centre, 188 Des Voeux Road Central, Hong Kong

For SHINE LINK VENTURE LIMITED:

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

Item 2(c).	Citizenship:

Trident Trust company (HK) Limited: Hong Kong; and

SHINE LINK VENTURE LIMITED: British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.000005 per share.

The Company’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.000005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

G29201 103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by the reporting persons is provided as of December 31, 2022.

	Amount beneficially owned	Percent of class	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Trident Trust company (HK) Limited	46,286,735	13.7%	5.9%	46,286,735	0	46,286,735	0
SHINE LINK VENTURE LIMITED	46,286,735	13.7%	5.9%	46,286,735	0	46,286,735	0

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 337,395,390 issued and outstanding ordinary shares (consisting of 288,434,474 Class A ordinary shares and 48,960,916 Class B ordinary shares) of the Company as of December 31, 2022 as a single class. In computing the percentage ownership of the reporting persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2022.

As of December 31, 2022, SHINE LINK VENTURE LIMITED held 46,286,735 Class A ordinary shares of the Company. SHINE LINK VENTURE LIMITED holds and administers shares of the Company for the benefit of employees of the Company pursuant to the Company’s 2019 Share Incentive Plan. SHINE LINK VENTURE LIMITED is wholly owned by J&H Trust and the trust deed in respect of J&H Trust provides that Trident Trust company (HK) Limited, as the trustee, shall be entitled to exercise the voting rights attached to the ordinary shares held by SHINE LINK VENTURE LIMITED.

Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Company’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

SHINE LINK VENTURE LIMITED

By:	/s/ Pui Shan YIM & Christiaan DE BRUYN
Name:	Pui Shan YIM & Christiaan DE BRUYN
Title:	Authorized Signatories

Trident Trust company (HK) Limited

By:	/s/ Pui Shan YIM & Christiaan DE BRUYN
Name:	Pui Shan YIM & Christiaan DE BRUYN
Title:	Authorized Signatories

LIST OF EXHIBITS

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement